SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

 PART I

REGISTRANT INFORMATION

Full name of registrant	Ault Alliance, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2023 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s revenue was approximately $155 million for the year ended December 31, 2023, an increase of 31% from the $118 million for the year ended December 31, 2022. The Registrant’s loss from continuing operations was approximately $142 million for the year ended December 31, 2023, compared to a loss from continuing operations of approximately $139 million for the year ended December 31, 2022.

Revenue for the year ended December 31, 2023 included negative revenue from lending and trading activities of approximately $4 million, compared to positive revenue of $37 million for the year ended December 31, 2022. Revenue for the year ended December 31, 2023 included approximately $32 million from its consolidated variable interest entity, The Singing Machine Company, Inc. (“SMC”), which was acquired in June 2022, up from $24 million for the year ended December 31, 2022. Revenue for the year ended December 31, 2023 included approximately $49 million from its majority owned subsidiary, Circle 8 Crane Services, LLC, which assets and operations were acquired in December 2022. The Registrant had an increase in revenue of approximately $8 million, or 25%, from its defense segment. The Registrant also had an increase in its digital currencies mining operations of approximately $16 million.

The Registrant’s operating expenses decreased to approximately $172 million for the year ended December 31, 2023, representing a decrease of approximately $18 million compared to approximately $190 million for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2023 included approximately $43 million related to impairment of goodwill and intangible assets and approximately $10 million of impairment of property and equipment. Operating expenses for the year ended December 31, 2022 included approximately $13 million related to impairment of goodwill and intangible assets and approximately $80 million of impairment of property and equipment.

Excluding the impairment charges, operating expenses from the year ended December 31, 2023 were approximately $118 million, compared to approximately $92 million for the year ended December 31, 2022.

The increase in operating expenses, excluding the impairment charges, was due to the following:

•	Selling and marketing expenses were approximately $33 million for the year ended December 31, 2023, compared to approximately $29 million for the year ended December 31, 2022. The increase was primarily the result of higher marketing costs related to an advertising sponsorship agreement by RiskOn International, Inc. (“ROI”). SMC, which was acquired in June 2022, had an increase of approximately $1.3 million in selling and marketing costs;

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•	Research and development expenses were approximately $7 million for the year ended December 31, 2023, compared to approximately $3 million for the year ended December 31, 2022. The increase was primarily due to expenditures related to development work on ROI’s BitNile metaverse platform; and

•	General and administrative expenses were approximately $77 million for the year ended December 31, 2023, compared to approximately $60 million for the year ended December 31, 2022, an increase of approximately $17 million, or approximately 28%. General and administrative expenses increased by approximately $29 million from the comparative prior period due to the registrant’s recent acquisitions partially offset by decreases related to bonuses and legal fees.

The Registrant’s estimated net loss available to common stockholders was approximately $192 million for the year ended December 31, 2023, compared to a net loss available to common stockholders of approximately $182 million for the year ended December 31, 2022.

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AULT ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 1, 2024	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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